Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

October 15, 2008

ELECTRONIC FILING

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549

RE:	Registration Statement on Form S-1 for Units in Atlas Resources Public #18-2008 Program (the “Program”)

Dear Sir or Madam:

Pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, enclosed for filing on behalf of the above-referenced Program is Pre-Effective Amendment No. 2 with exhibits thereto to the Registration Statement on Form S-1.

The Pre-Effective Amendment No. 2 is submitted to update or clarify certain information set forth in the following sections:

•
the information set forth in “Compensation” has been revised to reflect a more recent mix of the areas and properties to be drilled, along with their associated lease costs, administrative overhead costs under the drilling and operating agreement and well supervision fees;

•	additional areas have been added to “Proposed Activities - Secondary Areas of Operations”;

•	the financial statements for Atlas Resources Public #18-2008(A) L.P. have been updated;

•	the unaudited financial statements for Atlas Resources, LLC have been updated to June 30, 2008 and revised to update the disclosure in Footnote 2 pursuant to SEC comments;

•	the information set forth in Appendix A - Information Regarding Currently Proposed Prospects for Atlas Resources Public #18-2008(A) L.P. has been updated;

•	the ability of the partnerships to hedge directly rather than acting through Atlas Energy Resources, LLC or Atlas America, LLC has been added; and

•	the escrow bank has been changed from National City Bank to Wells Fargo Bank, N.A.

Also, conforming changes have been made throughout Pre-Effective Amendment No. 2.

Kunzman & Bollinger, Inc.

Securities and Exchange Commission
October 15, 2008

Please direct any questions or comments with respect to this filing to the undersigned or Mr. Gerald A. Bollinger at (405) 942-3501.

Very truly yours, KUNZMAN & BOLLINGER, INC. /s/ Wallace W. Kunzman, Jr. Wallace W. Kunzman, Jr.

Enclosures

cc: Mr. Jack Hollander